SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	English translation of letter to the Argentine Securities Commission dated March 18, 2013

FREE TRANSLATION FOR IMMEDIATE RELEASE

Buenos Aires, March 18, 2013

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Documentation of the General Ordinary Shareholders Meeting summoned for April 23, 2013

I am writing you as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to inform you that the Company’s Board of Directors in a meeting held today, resolved to summon an Ordinary General Shareholders Meeting to be held on April 23, 2013, at 10 a.m. on first call, in order to discuss the documentation corresponding to the fiscal year ended December 31, 2012.

Promptly, in a future filling we will submit the additional documentation required in article 4°, Chapter II of the CNV Rules.

Sincerely,

María Delia Carrera Sala

Attorney-in-fact

FREE TRANSLATION FOR IMMEDIATE RELEASE

Buenos Aires, March 18, 2013

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: General Ordinary Shareholders Meeting summoned for April 23, 2013. Proposals of the allocation of the earnings.

I am writing you as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to inform you that the Company’s Board of Directors in a meeting held today, that resolved to summon an Ordinary General Shareholders Meeting to be held on April 23, 2013, determined to submit to the Shareholders Meeting the following proposal related to the Retained Earnings of Fiscal Year ended December 31, 2012.

Million of Pesos
Retained Earnings as of December 31, 2012	3,055
To Legal Reserve	(153)
To Special Reserve for the adoption of IFRS/NIIF (CNV Resolution N° 609/12)	(351)
To Reserve for Future Cash Dividends	(1,000)
To Voluntary Reserve for Future Capital Operations	(1,200)
To Voluntary Reserve for Future Investments	(351)
To New Fiscal Year	—

Moreover, it is proposed that the Shareholders Meeting delegates powers to the Board of Directors to determine the allocation of the Reserve for Future Cash Dividends and the Voluntary Reserve for Future Capital Operations for their specific purposes.

Sincerely,

María Delia Carrera Sala

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	March 18, 2013	By:	/s/ Enrique Garrido
			Name:	Enrique Garrido
			Title:	Chairman